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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                         EMPHESYS FINANCIAL GROUP, INC.

                           (Name of Subject Company)
                                   HEW, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                  HUMANA INC.

                                   (Bidders)
                         COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)
                                   29158K104
                     (CUSIP Number of Class of Securities)
                            ARTHUR P. HIPWELL, ESQ.
                              THE HUMANA BUILDING
                              500 WEST MAIN STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 580-1000

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)
                                   Copies to:

                              JEFFREY BAGNER, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                         NEW YORK, NEW YORK 10004-1980
                                 (212) 859-8000

                                August 10, 1995
        (Date Of Event Which Requires Filing Statement On Schedule 13D)
                             ---------------------
                           CALCULATION OF FILING FEE
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
            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
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               $648,892,237.50                                 $129,778.45
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

 * For the purpose of calculating the fee only, this amount assumes the purchase of 17,303,793 shares of Common Stock of EMPHESYS Financial Group, Inc. at $37.50 per share. Such number of shares includes all outstanding shares as of August 7, 1995, and assumes the exercise of all stock options to purchase shares of Common Stock outstanding as of such date which have an exercise price of less than $37.50.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                                        FILING PARTY:
FORM OR REGISTRATION NO.:                                      DATE FILED:

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

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        HEW, Inc.
        IRS No. 61-1286709
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)  / /
        (b)  / /
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3       SEC USE ONLY
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4       SOURCES OF FUNDS (SEE INSTRUCTIONS)
        AF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
        2(f).                                                                           / /
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,986,507*
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8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
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9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
        29.2%*
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10      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
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

* On August 9, 1995, Humana Inc. (the "Parent") and HEW, Inc., a wholly owned subsidiary of the Parent (the "Offeror"), entered into a Stock Option and Tender Agreement (the "Stock Option and Tender Agreement") with Lincoln National Corporation ("LNC") and American States Insurance Company, a wholly owned subsidiary of LNC (the "Selling Stockholder"), pursuant to which the Selling Stockholder has agreed, among other things, to grant an option to purchase all shares of common stock, par value $0.01 per share (the "Shares"), of EMPHESYS Financial Group, Inc. (the "Company") owned by it (representing an aggregate of 4,986,507 Shares, or approximately 29.2% of the Shares outstanding as of August 7, 1995), at $37.50 per Share. Pursuant to the Stock Option and Tender Agreement, the Selling Stockholder has also agreed, among other things, to vote, or grant a consent or approval in respect of the Shares subject to the Stock Option and Tender Agreement, (i) in favor of the merger contemplated by the Agreement and Plan of Merger (the "Merger Agreement") among the Parent, the Offeror and the Company, dated as of August 9, 1995, and
  (ii) against transactions involving the Company other than the transactions contemplated by the Merger Agreement. The Stock Option and Tender Agreement is described more fully in Section 13 of the Offer to Purchase, dated August 16, 1995, attached as Exhibit (a)(1) hereto.

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

----------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Humana Inc.
        IRS No. 61-0647538
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)  / /
        (b)  / /
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3       SEC USE ONLY
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4       SOURCES OF FUNDS (SEE INSTRUCTIONS)
        WC, BK
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
        2(f).                                                                           / /
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,986,507*
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8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)
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9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
        29.2%*
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10      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
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

* See footnote on previous page.

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

     This Statement relates to a tender offer by HEW, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Humana Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of EMPHESYS Financial Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $37.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is EMPHESYS Financial Group, Inc. The address of the principal executive offices of the Company is set forth in
Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $0.01 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

     (e) and (f): None of the Offeror or the Parent, nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement; the Stock Option and Tender Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 12 and 13 of the Offer to Purchase, neither the Parent nor the Offeror have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or

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transfer of a material amount of assets involving the Company, or any other material changes in the Company's capitalization, dividend policy, corporate structure or business or composition of its management or personnel.

     (f) and (g): The information set forth in Section 7 ("Effect of the Offer on NYSE Listing, Market for Shares and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror") and Section 13 ("The Merger Agreement; The Stock Option and Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on NYSE Listing, Market for Shares and Registration under the Exchange Act").

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated August 16, 1995.

     (a)(2) Letter of Transmittal.

     (a)(3) Letter from Smith Barney Inc., as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

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

     (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

     (a)(5) Letter from the Automatic Dividend Reinvestment and Common Stock Purchase Plan of EMPHESYS Financial Group, Inc. to Participants.

     (a)(6) Notice of Guaranteed Delivery.

     (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(8) Summary Announcement, dated August 16, 1995.

     (a)(9) Press Release issued by the Parent and the Company on August 10,
1995.

     (a)(10) Agreement and Plan of Merger, dated as of August 9, 1995, among the Parent, the Offeror and the Company.

     (a)(11) Press Release issued by the Parent on August 16, 1995.

     (b)(1) Credit Agreement, dated as of January 12, 1994, as amended by an Agreement and Amendment dated as of October 27, 1994, and an Amendment dated as of August 1, 1995, among Chemical Bank as Agent, the Banks party thereto, and the Parent.

     (c)(1) Stock Option and Tender Agreement, dated as of August 9, 1995, among the Parent, Lincoln National Corporation and American States Insurance Company.

     (d) None.

     (e) Not applicable.

     (f) None.

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

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 1995

                                            HEW, INC.

                                            By: /s/       JAMES E. MURRAY
                                                --------------------------------
                                                Name: James E. Murray
                                                Title: Vice President and
                                                  Controller

                                            HUMANA INC.

                                            By: /s/      ARTHUR P. HIPWELL
                                                --------------------------------
                                                Name: Arthur P. Hipwell
                                                Title: Senior Vice President and
                                                  General Counsel

                                 EXHIBIT INDEX

EXHIBIT                                      DESCRIPTION
-------  ------------------------------------------------------------------------------------
 (a)(1)  -- Offer to Purchase, dated August 16, 1995.
 (a)(2)  -- Letter of Transmittal.
 (a)(3)  -- Letter from Smith Barney Inc., as Dealer Manager, to Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.
 (a)(4)  -- Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees to Clients.
 (a)(5)  -- Letter from the Automatic Dividend Reinvestment and Common Stock Purchase Plan of
            EMPHESYS Financial Group, Inc. to Participants.
 (a)(6)  -- Notice of Guaranteed Delivery.
 (a)(7)  -- Guidelines for Certification of Taxpayer Identification Number on Substitute Form
            W-9.
 (a)(8)  -- Summary Announcement, dated August 16, 1995.
 (a)(9)  -- Press Release issued by the Parent and the Company on August 10, 1995.
(a)(10)  -- Agreement and Plan of Merger, dated as of August 9, 1995, among the Parent, the
            Offeror and the Company.
(a)(11)  -- Press Release issued by the Parent on August 16, 1995.
 (b)(1)  -- Credit Agreement dated as of January 12, 1994, as amended by an Agreement and
            Amendment dated as of October 27, 1994, and an Amendment dated as of August 1,
            1995, among Chemical Bank as Agent, the Banks party thereto, and the Parent.
 (c)(1)  -- Stock Option and Tender Agreement, dated as of August 9, 1995, among the Parent,
            Lincoln National Corporation and American States Insurance Company.
    (d)  -- None.
    (e)  -- Not applicable.
    (f)  -- None.

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